FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

20 May 2014

Possible Offer by Pfizer Inc. for AstraZeneca PLC ("AstraZeneca")

Disclosure of total AstraZeneca shares in issue pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), AstraZeneca confirms that, as at the date of this announcement, it has 1,262,431,366 ordinary shares of US$0.25 admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number ("ISIN") GB0009895292. No shares are held in Treasury.

AstraZeneca has an American Depositary Receipts ("ADR") programme for which JPMorgan Chase Bank acts as Depositary. One ADR represents one ordinary share of US$0.25. The ADRs trade on the New York Stock Exchange. The ISIN for these securities is US0463531089.

The total number of shares attracting voting rights in AstraZeneca is therefore 1,262,431,366. This figure may be used by shareholders to determine the percentage of issued share capital they hold in AstraZeneca.

AstraZeneca Enquiries

Investor Relations:                                  Karl Hård (London)                                     +44 (0) 20 7604 8123
Colleen Proctor (US)                                   +1 302 886 1842
Jens Lindberg (London)                             +44 (0) 20 7604 8414
Anthony Brown (London)                         +44 (0) 20 7604 8067

Corporate Communications:                   Vanessa Rhodes                                         +44 (0) 20 7604 8037
Esra Erkal-Paler                                            +44 (0) 20 7604 8030

RLM Finsbury:                                         Conor McClafferty                                      +44 (0) 20 7251 3801

Adviser Enquiries

Robey Warshaw:                                     Simon Robey                                               +44 (0) 20 7317 3900
Simon Warshaw

Evercore Partners:                                    Francois Maisonrouge                              +1 212 857 3100

Goldman Sachs:                                        Karen Cook                                                 +44 (0) 20 7774 1000
Phil Raper (Corporate Broking)

Morgan Stanley:                                       Colm Donlon                                               +44 (0) 20 7425 8000
Andrew Foster (Corporate Broking)

Further Information

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the matters referred to in this announcement.

Evercore Partners International LLP ("Evercore"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Evercore, nor for providing advice in relation to the matters referred to in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this announcement.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to AstraZeneca, and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. International plc, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than AstraZeneca for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary